                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                          ECOM Digital Properties, Inc
             -------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)


           Nevada                                               35-1991305
----------------------------------                          --------------------
(State or other jurisdiction of                             (I.R.S. Employer
Incorporation or organization)                              Identification No.)



                 334 Main Street Port Washington, New York 11050
     -----------------------------------------------------------------------
               (Address of principal executive offices) (Zip Code)


Issuer's telephone number:      (516) 767-8400
                                -------------------

Securities to be registered under Section 12(b) of the Act:

            Title of each class              Name of each exchange on which
            to be so registered              each class is to be registered

                    N/A                                 N/A
                    ---                                 ---

Securities to be registered under Section 12(g) of the Act:

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                                (Title of Class)

                          ECOM DIGITAL PROPERTIES, INC.

                                   FORM 10-SB

TABLE OF CONTENTS


                                     PART I                                                        Page

Item  1.     Description of Business..............................................................   1

Item  2.     Management's Discussion and Analysis or Plan of Operation............................   4

Item  3.     Description of Property..............................................................   6

Item  4.     Security Ownership of Certain Beneficial Owners
                 And Management...................................................................   6

Item  5.     Directors, Executive Officers, Promoters
                 And Control Persons..............................................................   8

Item  6.     Executive Compensation...............................................................   9

Item  7.     Certain Relationships and Related Transactions.......................................  10

Item  8.     Description of Securities............................................................  10

                                     PART II

Item  1.     Market Price of and Dividends on the Registrant's
              Common Equity and Other Shareholder Matters.........................................  11

Item  2.     Legal Proceedings....................................................................  12

Item  3.     Changes in and Disagreements with Accountants........................................  12

Item  4.     Recent Sales of Unregistered Securities..............................................  13

Item  5.     Indemnification of Directors and Officers............................................  13

PART F/S

             Financial Statements.................................................................  14-25

PART III

Item  1.     Index to Exhibits....................................................................  26

             Signatures...........................................................................  27

To simplify the language in this Registration Statement ECOM Digital Properties, Inc. is referred to herein as "the Company" or "We".

                                     PART I

Item 1. Description of Business.

Business Development.

ECOM Digital Properties, Inc. a Nevada corporation (the "Company") formerly D.W. Group Technologies, Inc. was formed in May 1996 but did not have any operations until it acquired Shopmama.com, Inc. a Nevada corporation ("Shopmama.com") in March 2000. Upon the acquisition of Shopmama.com, the Company changed its name from D.W. Group Technologies, Inc. to "ECOM Digital Properties, Inc." The Company acquired all of Shopmama.com's issued and outstanding shares of common stock making Shopmama.com a wholly-owned subsidiary of the Company. The business of Shopmama.com has become the only operating business of the Company and the officers and directors of Shopmama.com have assumed the officers and director positions of the Company. When used herein the term "Company" refers to the combined entity unless the context otherwise indicate.

The Company is in the developmental stage, and its operations to date have been limited. Until the acquisition of Shopmama.com, Inc. by the Company on March 28, 2000 its operations have been dormant.

We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, or purchase or sale of a significant amount of assets not in the ordinary course of business.

On March 28, 2000 the Company entered into an agreement with the shareholders of Shopmama.com, Inc., a Nevada corporation, ("Shopmama.com") to acquire a 100% interest in said corporation through an exchange of shares in which the Company issued 3,000,000 shares of its Common Stock solely in exchange for all of the outstanding Common Stock of Shopmama.com. As a result of this agreement, Michael Burns and William Utley, the only shareholders of Shopmama.com were each issued 1,500,000 shares of the Company's Common Stock and became principal shareholders of the Company. The Company then proceeded to operating the business of Shopmama.com and became an operating entity to the extent of Shopmama.com's business, which is presently limited.

The Financial Statements included with this report relate to the activities of the Company prior to the date of its acquisition of Shopmama.com

Business of Shopmama.com, Inc.

Having completed the acquisition of Shopmama.com, the Company is no longer inactive and has succeeded to the business of Shopmama.com as presently existing.

Shopmama.com is an interactive shopping mall that is designed to make shopping on the Internet easy and seamless. The main goal of shopmama.com is to provide the Internet user with a single place to find any product needed.

Since inception, Shopmama.com has made a constant effort to acquire the best possible affiliations on many of the Internets leading web sites. There are close to 400 affiliations made to date. All of our affiliates offer different payment programs or cash bonuses from 5% to 20% of the total sale.

Shopmama.com is in the process of becoming one of the Internet's largest comparative shopping resources and interactive malls; shopmama.com has 60 departments that represent name brand merchants and emerging retailers as well. The products on Shopmama.com are listed in a simple fashion broken down by categories and the subcategories. For example, clothing would be a main category, once clicked, the subcategories "children's", "women's", "men's", "shoes", etc. would appear. Utilizing this system of categories and subcategories maintains the sites simplicity.

Unlike other online shopping resources, shopmama.com also has interactive games, monthly prizes and giveaways, as well as a section in which "mama" calculates gift ideas that a person might enjoy based on their personal information. By entering in the demographic information of the person you are shopping for such as age, sex, interests and hobbies, Shopmama.com will automatically calculate gift ideas that the person might enjoy.

The search engine portion of the site is a simple way for guests to find any product. By inserting an item description "mama" will find all available products and locations.

Shopmama.com contains more than 1000 pages of merchandise representing established name brand merchants as well as smaller start-ups. The merchants view it as a way to drive traffic to their brand and increase sales.

The eventual goal for Shopmama.com is to eliminate the affiliation programs on the banner and badge portions of the site and charge advertisers on a per impression basis.

The Shopmama.com e-commerce site is built on a three-tier structure. Driven by SQL servers and an IIS web server backed with bandwidth. The site is coded mostly in ColdFusion and ASP. The information architecture of the site is based on five fundamental arenas, the free valuable information arena, the product detail arena, the final purchasing arena, and the purchase administration arena.

Marketing Strategy

The Company's marketing strategy is to aggressively promote the Shopmama.com website via a national advertising campaign geared towards Broadcast TV, Radio and Cable TV audiences. Additional website promotion plans include the use of industry and consumer magazine advertising, co-operative advertising campaigns with the retailers and distributors, as well as aggressive billboard display and national trade show schedule.

Competition.

The Company faces many challenges and competitors in its business. In addition to competing with individuals in the Companies field, with high level of expertise greatly exceeding management's abilities, the Company will be competing with numerous other entities, most of which are large, well established companies with greater assets and financial reserves than the Company possess. The issuer will be in competition with other experts in the field in which it operates, and it holds no advantage over its competition.

Our websites first class design and top affiliates offer superior products which is critical to the companies positioning as a "dot com" company. The companies website design and marketing is an equal match to our competition in this class. However the core experience for the family has always been better, and with our current core philosophy the, Shopmama.com Company is ready to grow with the market. Shopmama.com will distinguish itself from its competitors as a full comparative shopping site, that " let's mama do the shopping for you."

Research and Development

The Company's programming and website development has been performed by two of the Company's officers in the past. The Company intends to hire three or four new programmers to assist in development and improvements on current products. If the Company's current website proves successful, the Company will accelerate the addition of new programmers to reduce the time required to further develop the website.

We have no patents, trademarks, licenses, concessions, franchises, royalty agreements, or labor contracts.

Government Regulation.

The Company is not subject to any government regulations other than those that normally apply to companies in this industry. Although we will be subject to regulation under the Exchange Act, w believe we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities.

We are registering a class of its securities on this Form 10-SB registration statement on a voluntary basis. We have no obligation to file a Form 10-SB registration statement pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We believe that by filing this Form 10-SB and being obligated to file reports subject to Section 13 of the Exchange Act, we can attract valuable opportunities in the Internet/ e-commerce industry.

We have conducted, and others have made available to us, results of market research indicating that strong demand exists for the business of comparative shopping websites.

Employees.

The Company has two employees. (See "Directors and Executive Officers.")

Offices.

The Company's principal executive offices are located at 334 Main Street Port Washington, NY 11050. The Company believes that the above facilities are adequate for the foreseeable needs of the Company; however, eventually as the Company expands its employee base, it anticipates adding additional office space.

Reports to Security Holders.

The Company has elected December 31, year-end. Thereafter, the Company will furnish its shareholders with annual reports containing audited financial statements within 90 days after the Company's year-end.

From time to time, the Company may also furnish its shareholders with such other information, as it may deem appropriate, relative to the business operations of the Company. Such information may include news of a change in the management, purpose and control of the Company, or any material condition affecting the Company.

In addition to receipt and examination of annual report and other information, shareholders of record shall as required, be allowed to examine the books and records of the company at a reasonable time upon written demand.

The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operations of the Public Reference Room can be obtained by calling 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers @ http://www.sec.gov.

Item 2.  Plan of Operation.

The Company has developed and is constantly updating and programming its website. The Company has only just begun limited marketing of its website. Previous efforts have been focused on the development of the website and obtaining funds necessary to continue development.

We have never had revenues from operations. We believe that our plan of operations can be executed through the efforts of current management and will require additional funds. We anticipate that additional business opportunities will be available to us through the contacts of our Officers and Directors. The final evaluation of additional business opportunities and the negotiation, drafting and execution of relevant agreements, and other instruments will be done by Michael Burns' direction. We plan to investigate, to the extent believed reasonable by us, all additional potential business opportunities.

The Company does not have any other products or services, at this time, and likely will not have the capital to develop and market other potential products or services. Even if the Company is successful in generating a market for its website it is likely that the Company will need additional capital to aggressively market its website and to work on the development of additional websites/products and services. Management anticipates any future capital will be raised through the sale of its securities, which may dilute current shareholders.

We will seek to expand through acquisitions which are not currently identified and which entail risks, which you will not have a basis to evaluate. We may seek to expand our operations by acquiring companies in businesses that we believe will complement or enhance our business. We cannot assure you that we will be able to ultimately effect any acquisition, successfully integrate any acquired business in our operations or otherwise successfully develop our operations. We have not established any minimum criteria for any acquisition and our management may have complete discretion in determining the terms of any acquisition. Consequently, there is no basis for you to evaluate the specific merits or risks of any potential acquisition that we may undertake.

Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. We do not and will not have capital to provide the owners of business opportunities with any significant cash or other assets. However, we believe we can offer owners of acquisition candidates the opportunity to acquire ownership interest in a publicly registered company without incurring the cost and time required to become a fully reporting company or to conduct an initial public offering. The Exchange Act specifically requires that any merger or acquisition candidate, comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the Exchange Act. Nevertheless, we have not conducted market research and are not aware of statistical data, which would support the perceived benefits for the owners of a business opportunity.

We anticipate that any securities issued as a result of a business opportunity will be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of our transaction, we may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. Until such time as this occurs, we will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our securities may have a depressive effect on the value of our securities in the future, if such a market develops, of which there is no assurance. The completion of any business opportunity may result in a significant issuance of shares and substantial dilution to our present stockholders.

Item 3. Description of Property.

We currently have no material assets and we do not own any real or personal property. We currently operate in leased office space at 334 Main Street Port Washington, NY; we believe that this space is sufficient for us at this time.

We have no policy with respect to investments in real estate interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

As of June 1, 2000 there were 59,528,900 Shares of our common stock, $0.001 par value outstanding. The following tabulates holdings of our shares of common stock by each person who, as of June 1, 2000, holds of record or is known by management to own beneficially more than 5.0% of the Common Shares and, in addition, by all Directors and officers of the Company individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name.

Security Ownership of Beneficial Owners (1):

-----------------------------------------------------------------------------------------------------------------
Title of Class       Name & Address                                Amount                         Percent
-----------------------------------------------------------------------------------------------------------------
Common Stock         Anthony Cairo                                 5,000,000                      8.3%
                     145-72 6th Ave
                     Whitestone, NY 11357
-----------------------------------------------------------------------------------------------------------------
Common Stock         Edward Jarvis                                 3,000,000                      5.03%
                     125 Grissom Way
                     Hauppauge, NY 11788
-----------------------------------------------------------------------------------------------------------------
Common Stock         Hendriks Inc.                                 4,700,000                      7.9%
                     PO Box 1141
                     Syosset, NY 11791
-----------------------------------------------------------------------------------------------------------------
Common Stock         Oak Investments                               5,100,000                      8.5%
                     527 3rd Ave. Suite 282
                     New York, NY 10016
-----------------------------------------------------------------------------------------------------------------
Common Stock         Vasilios Neofytides                           4,000,000                      6.7%
                     22 Basket Lane
                     Hicksville, NY 11801
-----------------------------------------------------------------------------------------------------------------
Common Stock         Salvina Polidoro                              5,400,000                      9.0%
                     1443 Crosby Ave.
                     Bronx, NY 10461
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Common Stock         Roger Piacentini                              3,000,000                      5.03%
                     37 Amby Ave.
                     Plainview, NY 11803
-----------------------------------------------------------------------------------------------------------------
Common Stock         Columbia Capital Markets, Inc.                3,000,000                      5.03%
                     1940 Deer Park Ave. Suite 223
                     Deer Park, NY 11729
-----------------------------------------------------------------------------------------------------------------
Common Stock         Empire Capital                                5,000,000                      8.3%
                     33 Tec Street
                     Hicksville, NY 11801
-----------------------------------------------------------------------------------------------------------------
Common Stock         Freedom Rock Partners                         5,000,000                      8.3%
                     500 N. Broadway Suite 142
                     Jericho, NY 11753
-----------------------------------------------------------------------------------------------------------------
Common Stock         Parnet Solutions, Inc                         3,000,000                      5.03%
                     P.O. Box 1393
                     Wyandanch, NY 11798
-----------------------------------------------------------------------------------------------------------------
Common Stock         Winston Capital, Inc.                         4,000,000                      6.7%
                     3960 Howard Hughes Pkwy 5th Fl.
                     Las Vegas, NV 89109
-----------------------------------------------------------------------------------------------------------------
Common Stock         Toretta International, Inc.                   4,000,000                      6.7%
                     P.O. Box 554
                     Preston Hollow, NY 12469
-----------------------------------------------------------------------------------------------------------------



Security Ownership of Management (2):
-----------------------------------------------------------------------------------------------------------------
Title of Class       Name & Address                                Amount                         Percent
-----------------------------------------------------------------------------------------------------------------
Common Stock         Michael Burns                                 1,500,000                      2.52%
                     3 Arbor Field Way
                     Lake Grove, NY 11755
-----------------------------------------------------------------------------------------------------------------
Common Stock         William J. Utley                              1,500,000                      2.52%
                     300 Jackson Ave.
                     Syosset, NY 11791
-----------------------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

(2) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above table and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

Change of Control.

There are currently no arrangements, which would result in a change of control of the Company. A business opportunity involving the issuance of our common shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in our Company. Any such business opportunity may require our management to sell or transfer all or portions of our common shares held by him, or resign as a member of our Board of Directors. The resulting change in control of the Company could result in the removal of the present management of the Company and a corresponding reduction or elimination of their participation in the future affairs of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

The names of the Company's executive officers and directors and the positions held by them are set forth below:


Name                       Age              Position                            Director Since
----                       ---              --------                            --------------
Michael Burns              34               President, Secretary                2000
                                            & Sole Director

William J. Utley           52               Vice President of
                                            Corporate Communications            N/A


The term of office of each director is one year and until his successor is elected at the Company's annual shareholders' meeting and is qualified, subject to removal by the shareholders. The term of office for each officer is for one year and until a successor is elected at the annual meeting of the board of directors and is qualified, subject to removal by the board of directors.

Biographical Information.

Set forth below is certain biographical information with respect to each of the Company's officers and directors.

Michael Burns, 34 Years of age, is the President, Secretary and sole Director of the Company. Mr. Burns has served as President and Director of the Company since March 2000 and his terms expire on December 1, 2000.

Mr. Burns is a former senior management professional from Barnes & Noble Inc. He brings more than 10 years of information systems and business management experience in the financial and retail industries. Prior to Barnes & Noble, Inc., Mr. Burns held executive level positions at Prudential Securities, Citibank and Ernst & Young. Mr. Burns played a key role in the implementation and analysis of new technologies that led these companies to increased productivity and efficient project management.

William J. Utley, 52 Years of age, is the Vice President of Corporate Communications. Mr. Utley has served as Vice President of Corporate Communications for the Company since March 2000 and his term expires on December 1, 2000.

Mr. Utley is a former sales and marketing executive from Inside Wall Street, Inc. He brings more than 25 years experience in all phases of the Public and Investor Relations arena.

We currently have no significant employees other than the two officers and anticipate hiring additional support staff in the near future. There are no family relationships among directors, executive officers, or nominees for such positions. In the last five years, no director, executive officer, promoter or control person of the Company has been involved in any legal proceedings material to the evaluation of the ability or integrity of any of the aforementioned persons.

Item 6. Executive Compensation.

------------------------------------------------------------------------------------------------------------------------------------
Name                        Position              Year       Salary      Bonus       Other             Other Stock     All Other
                                                                                    Compensation       Options
------------------------------------------------------------------------------------------------------------------------------------
                            President &           2000       104,000     0          0                  0               0
Michael Burns (1)           Secretary
------------------------------------------------------------------------------------------------------------------------------------
                            V.P. of Corp.         2000       52,000      0          0                  0               0
William Utley               Communications
------------------------------------------------------------------------------------------------------------------------------------


(1) Kevin Turney was the president of the Company prior to its merger with Shopmama.com and subsequent name change. Mr. Turney did not receive a salary. Mr. Burns was the President of Shopmama.com Inc. prior to its merger with the Company and did receive a salary during this time. The Company had no operations prior to its merger with Shopmama.com Inc. which itself had no operations in prior years.

Options/SAR Grants in Last Fiscal Year.

The Company has never granted options or stock appreciation rights.

Bonuses and Deferred Compensation.

None.

Compensation Pursuant to Plans.

The Company does not have any compensation or option plans.

Pension Table.

Not Applicable
Other Compensation.

None

Compensation of Directors.

Directors receive no compensation except for reimbursement for expenses associated with attending a directors meeting.

Termination of Employment and Change of Control Arrangement.

There are presently nor are there anticipated any agreements regarding change of control of the Company.

Item 7. Certain Relationships and Related Transactions.

We have not and do not intend to enter into any transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with beneficial owners of the Company. We are not a subsidiary of any parent company. Since inception, we have not entered into any transactions with promoters.

Item 8. Description of Securities

General

The Company is authorized to issue 100,000,000 shares of capital stock, par value $0.001 per share designated as Common Stock. There are 59,528,900 fully paid and non-assessable shares of Common Stock currently issued and outstanding as of June 1, 2000.

Common Stock

The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights and, therefore, a majority of the shares of outstanding Common Stock will be able to elect the entire board of directors and, if they do so, minority shareholders would not be able to elect any persons to the board of directors. The Company's bylaws provide that a majority of the issued and outstanding shares of the Company constitutes a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute or the bylaws.

Shareholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

Holders of Common Stock are entitled to receive such dividends, as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.


                                     PART II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

The Company's Common Stock is currently not quoted or listed for trading with any exchange or market. None of the Company's Common stock is subject to outstanding options or warrants to purchase shares of the Company

Since its inception, the Company has not paid any dividends on its Common Stock, and the Company does not anticipate that it will pay dividends in the foreseeable future.

As of June 1, 2000 the Company had 59,528,900 shares of its Common Stock issued and outstanding held by approximately 102 shareholders.

There are 3,000,000 shares of the Common stock of the Company held by Mr. Burns and Mr. Utley, who are affiliated, All of these securities are restricted securities as defined under Rule 144 of the Securities Act and may only be sold under the Rule or otherwise under an effective registration statement or an exemption from registration, if available. Rule 144 generally provides that a person who has satisfied a one year holding period for the restricted securities may sell, within any three month period subject to certain manner of resale provisions, an amount of restricted securities which does not exceed the greater of 1% of a company's outstanding common stock or the average weekly trading volume in such securities during the four calendar weeks prior to such sale. All 3,000,000 shares of common stock outstanding are restricted shares for which the one-year holding period has not expired. A sale of shares by such security holders, whether under Rule 144 or otherwise, may have a depressing effect upon the price of our common stock in any market that might develop.

Under Rule 144, Directors, Executive Officers and persons or entities they control or who control them and may sell shares of common stock in any three-month period in an amount limited to the greater of 1% of our outstanding shares of common stock or the average of the weekly trading volume in our common stock during the four calendar weeks preceding a sale. Sales under Rule 144 must also be made without violating the manner-of-sale provisions, notice requirements, and the availability of public information about us.

Penny Stock Considerations.

Broker-dealer practices in connection with transactions in penny stocks are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject to such penny stock rules and our shareholders will in all likelihood find it difficult to sell their securities.

No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed will be sustained. A shareholder in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

As of the date of this registration, we had One Hundred Two (102) holders of record of our common Stock. We currently have one class of Common Stock outstanding.

We have not paid any dividends since we were formed. There are no restrictions that limit our ability to pay dividends, but we do not anticipate paying dividends in the near future.

Item 2. Legal Proceedings.

The Company is not, and has not been, involved in any legal proceedings.

Item 3. Changes in and Disagreements with Accountants.

During the two most recent fiscal years and the subsequent interim period, the Company has had no disagreement, resignation or dismissal of the principal independent accountant for the Company. The accountant for the Company at this time is Albright, Persing and Associates Ltd.

Item 4. Recent Sales of Unregistered Securities.

The following sets forth information relating to all previous sales by us, which were not registered under the Securities Act of 1933. During the period ended December 31, 1999, the Company commenced a private offering, exempt from registration requirements under Rule 504 of Regulation D, of 24,000,000 shares of common stock at $.001 per share. A total of 24,000,000 shares were purchased, resulting in proceeds to the Company of $24,000.

We have never utilized an underwriter for an offering of our securities.

Item 5. Indemnification of Directors and Officers.

Our Articles of Incorporation provide that to the fullest extent permitted by law, none of our directors or officers shall be personally liable to us or our shareholders for damages for breach of any duty owed to our shareholders or us. In addition, we shall have the power, by our by-laws or in any resolution of our stockholders or directors, to undertake the indemnify to officers and directors of ours against any contingency or peril as may be determined to be in our best interest and in conjunction therewith, to procure, at our expense, policies of insurance.

At this time, no statute or provision of the by-laws, any contract or other arrangement provides for insurance or indemnification of any of our controlling persons, directors or officers which would affect his or her liability in that capacity.

                                    PART F/S



Financial Statements





                          D.W. GROUP TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          AUDITED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 1998 AND 1997

TABLE OF CONTENTS

                                                               PAGE
                                                               ----

INDEPENDENT AUDITORS' REPORT                                   F/S-1

FINANCIAL STATEMENTS
         Balance Sheets                                        F/S-2
         Statements of Operations                              F/S-3
         Statements of Cash Flows                              F/S-4
         Statements of Stockholders' Equity (Deficit)          F/S-5
         Notes to Financial Statements                         F/S-6 to F/S-10

                                      F/S-1

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
D.W. Group Technologies, Inc.

We have audited the accompanying balance sheets of D.W. Group Technologies, Inc. (a development stage company) as of December 31, 1999, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999, 1998 and 1997 and for the period from inception (June 30, 1996) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.W. Group Technologies, Inc. as of December 31, 1999, 1998, and 1997, and the results of its operations and its cash flows for the years ended December 31, 1999, 1998 and 1997 and for the period from inception (June 30, 1996) to December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's ability to generate sufficient cash flows to meet its obligations and sustain its operations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Reno, Nevada
June 7, 2000


   The accompanying notes are an integral part of these financial statements.

                          D.W. GROUP TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                        DECEMBER 31, 1999, 1998 AND 1997
                       (See Independent Auditors' Report)

                                     ASSETS

                                                 December 31,        December 31,        December 31,
                                                         1999                1998                1997
                                                 ----------------------------------------------------
Current Assets
     Cash                                        $   21,514           $        -           $        -
                                                 ----------           ----------           ----------


     Total Assets                                $   21,514           $        -           $        -
                                                 ==========           ==========           ==========


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities

     Accounts Payable                            $        -           $   15,800           $        -
                                                 ----------           ----------           ----------
         Total Current Liabilities                        -               15,800                    -
                                                 ----------           ----------           ----------

Stockholders' Equity (Deficit)
     Common stock, $.001 par value
         authorized 100,000,000 shares,
         issued and outstanding 56,528,900
         shares at December 31, 1999 and
         2,328,900 shares at December 31,
         1998 and 1997                               56,529                2,329                2,329
     Additional paid-in capital                      20,960               20,960               20,960
Deficit accumulated during the
         development stage                          (55,975)             (39,089)             (23,289)
                                                 ----------           ----------           ----------
         Net Stockholders' Equity (Deficit)          21,514              (15,800)                   -
                                                 ----------           ----------           ----------
     Total Liabilities and Stockholders'
         Equity (Deficit)                        $   21,514           $        -           $        -
                                                 ==========           ==========           ==========


   The accompanying notes are an integral part of these financial statements.

                          D.W. GROUP TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
             FOR THE PERIODS ENDED DECEMBER 31, 1999, 1998 AND 1997
               AND INCEPTION (JUNE 30, 1996) TO DECEMBER 31, 1999
                       (See Independent Auditors' Report)

Inception
Through             Years ended

                                                              December 31,      December 31,
                                                                     1999               1998               1997               1999
                                                             ------------       ------------       ------------       ------------
Expenses:
      Professional Services                                  $     16,790       $     15,800       $         --       $     55,879
      Other general and administrative
              expenses                                                 96               --                   --                 96
                                                             ------------       ------------       ------------       ------------
                                                                   16,886             15,800                 --             55,975
                                                             ------------       ------------       ------------       ------------
              Net (Loss)                                          (16,886)           (15,800)                                 --
                                                                                                                           (55,975)

Other Comprehensive Income (Loss)                                    --                 --                   --               --
                                                             ------------       ------------       ------------       ------------
           Comprehensive (Loss)                              $    (16,886)      $    (15,800)      $         --       $    (55,975)
                                                             ============       ============       ============       ============


Net Loss per Share                                           $      (.001)      $      (.007)      $         --       $      (.005)
                                                             ============       ============       ============       ============

Weighted average
      shares outstanding                                       30,029,722          2,328,900          2,328,900         10,179,512
                                                             ============       ============       ============       ============



   The accompanying notes are an integral part of these financial statements.

                          D.W. GROUP TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
             FOR THE PERIODS ENDED DECEMBER 31, 1999, 1998 AND 1997
               AND INCEPTION (JUNE 30, 1996) TO DECEMBER 31, 1999
                       (See Independent Auditors' Report)

Inception
Through             Years ended

                                                              December 31,      December 31,
                                                                     1999               1998               1997               1999
                                                             ------------       ------------       ------------       ------------
Cash Flows from/(for) Operating Activities:
      Net income (loss)                                      $    (16,886)      $    (15,800)      $         --       $    (55,975)
                                                             ------------       ------------       ------------       ------------
      Adjustments to reconcile net loss to
         net cash used by operating
         activities:
              Increase (Decrease) in
                  accounts payable                                (15,800)            15,800                 --                 --
              Stock issued for professional
                  services rendered                                30,200                 --                 --             53,489
                                                             ------------       ------------       ------------       ------------
                      Net Adjustments                              14,400             15,800                 --             53,489
                                                             ------------       ------------       ------------       ------------

                      Net Cash (Used) by
                         Operating Activities                      (2,486)                --                 --             (2,486)
                                                             ------------       ------------       ------------       ------------

Cash Flows From Financing Activities:
      Proceeds from sales of stock                                 24,000                 --                 --             24,000
                                                             ------------       ------------       ------------       ------------

                      Net Cash Provided by
                        Financing Activities                       24,000                 --                 --             24,000
                                                             ------------       ------------       ------------       ------------

Net increase (decrease) in cash                                    21,514                 --                 --             21,514

Cash at beginning of year                                              --                 --                 --                 --
                                                             ------------       ------------       ------------       ------------

Cash at end of period                                        $     21,514       $         --       $         --       $     21,514
                                                             ============       ============       ============       ============

SUPPLEMENTAL DISCLOSURES

Amount paid for interest                                     $         --       $         --       $         --       $         --
                                                             ============       ============       ============       ============

Amount paid for income taxes                                 $         --       $         --       $         --       $         --
                                                             ============       ============       ============       ============


   The accompanying notes are an integral part of these financial statements.

                          D.W. GROUP TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
             FOR THE PERIODS ENDED DECEMBER 31, 1999, 1998 AND 1997
               AND INCEPTION (JUNE 30, 1996) TO DECEMBER 31, 1999
                       (See Independent Auditors' Report)


                                                                                                          Deficit
                                                                                                      Accumulated
                                                                                       Additional      During the
                                                   Common Stock                           Paid-in     Development
                                                         Shares           Amount          Capital            Stage            Total
                                                 --------------   --------------   --------------   --------------   --------------
Issuance of shares of common stock during
      1996, for professional services
           rendered                                   2,328,900   $        2,329   $       20,960   $            -   $       23,289

Net loss for 1996                                             -                -                -          (23,289)         (23,289)
                                                 --------------   --------------   --------------   --------------   --------------

Balance, December 31, 1996                            2,328,900            2,329           20,960          (23,289)               -

Net loss for 1997                                             -                -                -                -                -
                                                 --------------   --------------   --------------   --------------   --------------

Balance, December 31, 1997                            2,328,900            2,329           20,960          (23,289)               -

Net loss for 1998                                             -                -                -          (15,800)         (15,800)
                                                 --------------   --------------   --------------   --------------   --------------

Balance, December 31, 1998                            2,328,900            2,329           20,960          (39,089)         (15,800)

Issuance of shares of common stock during
      1999, for professional services
      rendered                                       30,200,000           30,200                -                -           30,200


Issuance of shares of common stock for cash
      on December 30, 1999, at $.001 per
      share                                          24,000,000           24,000                -                -           24,000

Net loss for 1999                                             -                -                -          (16,886)         (16,886)
                                                 --------------   --------------   --------------   --------------   --------------
Balance, December 31, 1999                           56,528,900   $       56,529   $       20,960   $      (55,975)  $       21,514
                                                 ==============   ==============   ==============   ==============   ==============


   The accompanying notes are an integral part of these financial statements.

                          D.W. GROUP TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 1998 AND 1997
               AND INCEPTION (JUNE 30, 1996) TO DECEMBER 31, 1999


NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Business

D.W. Group Technologies, Inc. (the "Company") a Nevada corporation located in Dickson, Tennessee, was incorporated on May 15, 1996. The Company was organized to operate as a provider of web services for and on the Internet, including but not limited to web page design, provider services, maintenance sites, and technical support.

The Company has been in the development stage since its formation. It is primarily engaged in financial planning, raising capital, and developing its planned business activities.

                             Risks and Uncertainties

The Company has not generated significant revenue during the years ended December 31, 1999, 1998, and 1997, and has funded its operations primarily through the issuance of equity. Accordingly, the Company's ability to accomplish its business strategy and to ultimately achieve profitable operations is dependent upon its ability to obtain additional financing and execute its business plan. There can be no assurance that the Company will be able to obtain additional funding, and if available, that the funding will be obtained on terms favorable to or affordable by the Company. As discussed in Note 4 below, the Company is in the process of completing a merger acquisition, but there are no assurances that the merger will be profitable. Ultimately, however, the company will need to achieve profitable operations in order to continue as a going concern.

In addition, the Company has suffered recurring losses since its inception, and at December 31, 1999, has an accumulated deficit of $55,975.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of liabilities that may result from the outcome of this uncertainty.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash balances and instruments with maturities of three months or less at the time of purchase.

                          D.W. GROUP TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 1998 AND 1997
               AND INCEPTION (JUNE 30, 1996) TO DECEMBER 31, 1999



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - Continued


Concentrations of Credit Risk

The Company maintains cash balances at one bank located in Cottontown, Tennessee. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's cash balances, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Effective June 30, 1996, the Company adopted Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"). The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"). SFAS No. 109 required a change from the deferred method of accounting for income taxes of APB Opinion 11, to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company adopted SFAS No. 109 effective June 30, 1996, at its inception.

                          D.W. GROUP TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 1998 AND 1997
               AND INCEPTION (JUNE 30, 1996) TO DECEMBER 31, 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - Continued

Net Loss per Share

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS No. 128"). SFAS No. 128 simplifies the standards for computing earnings per share ("EPS") and was effective for financial statements issued for periods ending after December 15, 1997, with earlier application not permitted. The Company adopted SFAS No. 128 effective December 30, 1997.

Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued.

Since the Company has no common shares that are potentially issueable, such as stock options, convertible preferred stock, and warrants, basic and diluted earnings per share are the same.

New Accounting Standards

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. This statement does not, however, require a specific format for the disclosure, but requires the Company to display an amount representing total comprehensive income for the period in its financial statements. Comprehensive income is determined by adjusting net income by other items not included as a component of net income, such as the unrealized gain
(loss) on certain marketable securities. During the periods presented, the Company had no additional components that were not a part of net income (loss); therefore, comprehensive income and net income are the same amount.

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131"). SFAS No. 131 establishes standards for the manner in which public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement also requires that a public business enterprise report financial and descriptive information about its reportable operating segments. The Company is currently not in formal business operations and does not have any reportable operating segments.

                          D.W. GROUP TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 1998 AND 1997
               AND INCEPTION (JUNE 30, 1996) TO DECEMBER 31, 1999



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - Continued


In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. However, the effective date for this pronouncement was delayed for one year from the original effective date of fiscal years beginning after June 15, 1999. Since the Company does not deal in derivative instruments or hedging activities, it is anticipated that this pronouncement will have no impact on the Company's financial statements.

NOTE 2 - INCOME TAXES

As discussed in Note 1, the Company adopted SFAS No. 109 effective June 30, 1996. One of the provisions of SFAS 109 enables companies to record deferred tax assets for the benefit to be derived from the utilization of net operating loss carryforwards and certain deductible temporary differences. At December 31, 1999, 1998 and 1997, the tax effects of temporary differences that give rise to significant portions of deferred tax assets are presented below:

                                                                    1999                 1998                 1997
                                                     -------------------  -------------------   ------------------
     Net operating loss carryforwards                $             8,396  $             5,863   $            3,493
     Less: valuation allowance                                    (8,396)              (5,863)              (3,493)
                                                     -------------------  -------------------   ------------------
                                                     $                 -  $                 -   $                -
                                                     ===================  ===================   ==================


As of December 31, 1999, the Company has net operating loss carryforwards of approximately $55,975 for Federal income tax return purposes, which expire through 2014. The future tax benefits are dependent upon the Company's ability to generate future earnings.

In addition, the Company has not filed any income tax returns since its inception. As such, it is unclear whether expenses for services rendered in exchange for common stock could be deducted under current federal tax law. Assuming the providers of such services included the fair value of their services in income on their personal tax returns, the Company should be able to deduct such losses. However, due to the uncertainty of this inclusion, coupled with the judgment involving the realizability of any net operating loss carryforward due to the lack of revenues by the Company, a deferred income tax valuation allowance has been recorded for the full amount of the deferred tax asset attributable to the net operating loss carryforward.

                          D.W. GROUP TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 1998 AND 1997
               AND INCEPTION (JUNE 30, 1996) TO DECEMBER 31, 1999


NOTE 3 - STOCKHOLDERS' EQUITY

On January 1, 1999, the Company's board of directors converted the authorized common stock of the Company from the original issue of 2,500,000 shares at a par value of $.01 to 100,000,000 shares at a par value of $.001. Stockholders' equity for 1996, 1997, and 1998 has been restated to reflect the conversion.

During the period ended December 31, 1999, the Company commenced a private offering, exempt from registration requirements under Rule 504 of Regulation D, of 24,000,000 shares of common stock at $.001 per share. A total of 24,000,000 shares were purchased, resulting in proceeds to the Company of $24,000.

NOTE 4 - SUBSEQUENT EVENTS

Acquisition

On March 28, 2000, the Company entered into an agreement to acquire all the issued and outstanding shares of stock of Shopmama.com, an Internet comparative shopping network, in exchange for 3,000,000 shares of restricted common stock at $.001 per share.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

Copies of the following documents are included as exhibits to this Form 10-SB pursuant to item 601 of regulation S-B.



Exhibit
No.            Title of Document


1 Agreement and Plan of Reorganization by and between D.W. Group Technologies, Inc. and Shopmama.com, Inc.

2              Articles of Incorporation of the Company and related
               Amendments

3              Bylaws of the Company

4              Specimen Stock Certificate

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, there under duly authorized.

ECOM DIGITAL PROPERTIES, INC.

  /s/ Michael Burns, President
-----------------------------
By:   Michael Burns, President



                                       27